Filed by: BHP Group Limited and BHP Group Plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

Transcript: Wally Hay and Daniel Kalms Video

The following transcript of a video interview made available to employees of BHP Group’s petroleum business on October 15, 2021.

Katie Gerrish:

Hi everyone. My name is Katie Gerrish and I’m with BHP as one of our managers in the exploration group. I’m here today to interview our two fearless integration leaders, Wally Hay from BHP and Daniel Kalms from Woodside.

So Wally, Daniel and his team with Woodside have been over here for a few weeks now working on the integration and standing up the team. Can you please give us an overview of how the visit has gone?

Wally Hay:

Thanks Katie. We’ve had a small contingent from Woodside joining us here in the Houston offices over the last four weeks, led by my colleague here, Daniel. Over that time, we’ve essentially set up the team to lead the integration, as well as the support teams led by representatives from businesses and functions.

Between the two organizations, we have about 60 people actually on the integration team. Over the last couple of weeks, we’ve really started to look at our processes, our tools, and our systems. And started to get to know how each other organization works.

This work sets the scene for starting to understand, where are the best practices? Where are the opportunities? How do we bring that together? So we’ve really just started to plan the integration. I think the other aspect about it is that we’ve really just started to get to know each other. Not only personally, as potentially future colleagues, but also the value sets across our companies and our cultural aspirations.

We jointly agree that getting the culture right and bringing together the best of both worlds is really going to be key to our success.

Katie Gerrish:

Thanks Wally. Daniel, how has the Woodside team found Houston to be? How have you enjoyed the visit? What have you observed of the two cultures beginning to come together?

Daniel Kalms:

Look, for us it was really important to be here. Although we’d had some interaction prior to announcing the merger, this was a chance to really get the teams together. And the thing that we’ve focused on is how do we want to work together?

We’re not yet merged, so we’re only allowed to plan it. Therefore, we’ve had to observe some rules to make sure that we don’t step over legal lines. We’ve been really focused on this as a merger, not an acquisition. This is really important. We’re bringing together the best of both. We want to do this in a way where when we get to day one, it is seamless.

We’ve really got to prioritize. How does this come together well, so day one is a success? But the other opportunity for us was to listen and learn. Seven of us came across to be here with BHP. It was to learn more. We have an appreciation of each other, but we’ve got to get a deeper understanding. And so the focus on the ways of working was really around that. Listen and learn, work out what’s best, and then pick that for the merged business going forward.

Katie Gerrish:

Moving onto the scale of the new future business. Can you describe how the two are going to come together and be a true global top 10 presence?

Daniel Kalms:

Okay. So I think you’d have to recognize that we’ve both got assets and capabilities that when you put them together, we are truly better together. That’s important. We are better together.

If you look at the business we have, Woodside has slightly more gas and less oil. If you look at BHP, it’s stronger in oil, but also with gas. So think about the business we’ll have, we’ll have a really strong gas business. It’ll be complemented by a really strong oil business.

The two things combined would give us the ability to invest in new energies and the energy transition. We couldn’t have done this individually. This is classically about why we’re better together. You combine the two companies with our capabilities that gives us the ability to invest in that energy transition. So I think that’s the exciting thing for our people and the exciting thing for our shareholders.

Wally Hay:

Picking up on that, Katie, it’s about establishing those three pillars that Meg spoke about in the town hall. So it’s the LNG and the gas, it’s the oil and the new energy. I think that there’s a tremendous potential opportunity to bringing our capabilities together.

We all believe that LNG is definitely going to be a fuel that’s required for many decades to come as the world decarbonizes. And I think that combining the global footprint gives more scale that opens up access to more markets and trading opportunities.

With respect to oil, we’ve got high margin, low cost, oil assets that will throw off significant cash flow. But it also has the benefit of its low carbon intensity oil assets, which are going to be highly valued. Building off what Daniel’s talking about with the new energies. I think what’s really exciting as well, is that the capabilities across our organizations can really help grow that side of the business. Whether that be subsurface expertise, that can be adapted to carbon capture storage in the future. Or building off the great work that Woodside has done on starting to pilot and expand a hydrogen opportunities in Australia and working with Asian customers. The global footprint with BHP provides access to North America, which has access to capabilities, technology, and maybe new markets in the future as well.

Katie Garish:

Thanks Wally. We know that BHP and Woodside have two different approaches to exploration and growth. Daniel, can you give us an overview of what the initial thinking is on the exploration strategy of the new business ?

Daniel Kalms:

Okay. So I think it’s true. Maybe in Woodside, we’ve had the opportunity to pursue both typical or standard exploration, but we’ve also been looking at new energies. And so in recent years we’ve balanced our resources and investment across both of those.

We recognize BHP has been really a very successful explorer and has gone into some basins that are really cherished. So I think when we look at possible exploration or growth opportunities going forward, there’ll still be a balance. And what we need to do is ask ourselves, what are the real gems in this portfolio? Inevitably in a portfolio, you’ve got things that are really winners, things that you need a bit of work on, things that are struggling. When you bring a portfolio together, we’ve really got to filter it and say, what are the gems that we’re taking forward, and what do we need to work, or maybe sequence.

Wally Hay:

The uncertainty remains as to how quickly is the energy transition going to take place. So the opportunity for our exploration groups is to find those big tier one, low cost opportunities that can be monetized sooner rather than later. And when I think about it, that’s really somewhat the strategy that we’ve been pivoting towards any way today.

Katie Garish:

After this period that you’ve had with the Woodside team, what are the strengths and opportunities that the two companies bring together?

Wally Hay:

Firstly, starting with our values. When you look at the BHP charter and the Woodside Compass, and you look at our values, there’s a high degree of overlap. So already when we talk about culture being key for success, I think we’ve got a very strong foundation to build from. Secondly, I think we have the opportunity to build a really global, independent oil and gas company. That’s going to have financial strength.

Already, Woodside is an independent oil and gas company. And I think the BHP portfolio just gives that extra global scale. Looking at BHP, we probably had the global presence and now there’s the opportunity to join and become part of a truly independent oil and gas company that can be nimble going forward.

I think the final opportunity for us is this concept of being courageous. If you look in our past, I think that our roots show a real pioneering spirit between the two companies. Whether it be BHP getting into the Bass Strait back in the fifties and sixties. Or Woodside pioneering and getting into the Northwest Shelf. These are fantastic legacy assets that have stood the test of time even today. So our opportunity, I think, is to take the lessons and that pioneering spirit of the past to how do we set ourselves up for the next generations to come.

Daniel Kalms:

When Woodside looks at BHP, one of the things that we really admire is that BHP, the petroleum part of BHP, started with Bass Strait and then developed capabilities, skill sets, expertise, and took it broader in Australia, but then didn’t stop there. Went into North Sea, went into Pakistan, went into Algeria. Most importantly, went into the GOM. The fact that BHP petroleum built this global business and has been really effective at partnering. I look at those aspects and we admire that. The way it’s built is this global petroleum business. So I think that there’s definitely things that we can learn and leverage out of that. It creates a great opportunity for the combined company.

Katie Garish:

Are there any final thoughts that you want to share with the group before we close today?

Wally Hay:

Katie, from my side, I’d really want to thank the Woodside team for actually making the journey over here to Houston. It’s a big undertaking with COVID, they’ve been here for nearly a month now, and then they’re going to go back to Australia and quarantine for two weeks. So it’s a big commitment, but it’s been really valuable having them here in our office to talk face-to-face and for our teams to start to get to know the Woodside people as well.

Daniel Kalms:

We’ve been here for four weeks. I have felt really very welcomed. The whole team has always felt welcomed. People prepared to give their time and share their perspectives. That’s really been very valuable. And now as we go into the next phase, we get to leverage those relationships we’ve built as we take this all the way forward to completion. It’s been great.

Katie Garish:

Great. Well, thank you both very much for taking the time today to speak with me and give us these insights. And Daniel, special thanks to you and the Woodside team for taking the time to travel over to Houston and spend many weeks away from your families. It’s truly appreciated!

I hope you all enjoyed the conversation today with Wally and Daniel and learned a lot of new insights. I know I did and hope you did as well. Thank you.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.